Megan N. Gates | 617 348 4443 | mngates@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

VIA EDGAR
January 13, 2009
Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Synvista Therapeutics, Inc. Form 10-K for the Year Ended December 31, 2007 Filed on March 31, 2008 File No. 001-16043
Dear Mr. Rosenberg:

We are responding to the Staff’s comment letter dated December 24, 2008 with respect to the above-referenced Form 10-K on behalf of Synvista Therapeutics, Inc. (“Synvista” or the “Company”).  Synvista’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter.  For ease of reference, we have set forth the Staff’s comments and Synvista’s response for each item below.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 6 – Collaborative Research and Development Agreements, page 51

1.
Consistent with your October 16, 2007 response to comment number four in our October 2, 2007 letter, please revise your disclosure to indicate the amount of total potential contingent milestone payments to be made under each of your collaborative agreements.  Please disclose the nature of the triggering events underlying these milestone payments.  In addition, consistent with your November 1, 2007 response to comment number one in our October 25, 2007 letter, please revise your liquidity discussion in MD&A to address the timing and impact of your total potential contingent milestone payments.

Company response:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

January 13, 2009

The Company will include disclosure indicating the amount of total potential contingent milestone payments to be made under each of its collaborative agreements, and the nature of the triggering events underlying these milestone payments, in its future filings. The Company proposes that such disclosure will take the following form:

“We have the following potential contingent milestone payments under our research and development agreements.

Pursuant to the terms of the licensing and supply agreement by and between the Company and OXIS International, Inc. (“OXIS”) entered into in September 2004, as amended, the Company is obligated to make milestone payments to OXIS that could total up to $7 million over the term of the agreement. The triggering events that could cause the milestone payments to be made under this agreement include the progress of regulatory and development approvals for the family of orally bioavailable organoselenium compounds that is licensed under the agreement.

Pursuant to the terms of the license agreement by and between the Company and BIO-RAP Ltd. (“BIO-RAP”), on its own and on behalf of the Rappaport Family Institute for Research in the Medical Sciences, entered into in July 2004, the Company is obligated to make milestone payments to BIO-RAP that could total up to $387,500 over the term of the agreement.  The triggering events that could cause the milestone payments to be made under this agreement include the progress of regulatory and development approvals for the therapeutic and diagnostic products for the treatment of vascular or cardiac diseases that are licensed under the agreement.

As part of a stock adjustment in the context of the Company’s merger with HaptoGuard, Inc. in July 2006, the Company issued to Genentech, Inc. (“Genentech”), rights to collect milestones and royalties on net sales of alagebrium.  Pursuant to the terms of this agreement, the Company is obligated to make milestone payments to Genentech that could total up to $5 million over the term of the agreement.  The triggering events that could cause the milestone payments to be made under this agreement include regulatory approvals of alagebrium, and sales of alagebrium, if any, following regulatory approval.

Any payments to be made under the above-mentioned agreements are not deemed to be probable because of the difficulty in determining if and when any milestones would be met, and therefore, these milestone and research funding payments are viewed as contingent liabilities.  These contingent liabilities do not result in liabilities on the Company’s balance sheet and are not deemed to be firm commitments. “

The Company supplementally notes to the Staff that, as a smaller reporting company, it is not required to include a table of contractual obligations in its filings, pursuant to Item 303(d) of Regulation S-K.

Note 10 – Series B Preferred Stock and Warrant Purchase Agreement, page 54

2.
Please provide us an analysis of how you accounted for your registration rights agreement under EITF 00-19, FSP EITF No. 00-19-2 and SFAS 133.  Please also refer to the Division of Corporation Finance “Current Accounting and Disclosure Issues” Section II(B) - Classification and Measurement of Warrants and Embedded Conversion Features (New).  You can find this at the following website: http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.  You may also refer to EITF 05-4 as applicable.  In your response, please explain to us whether you have incurred, or will likely incur, any penalties under your registration obligations.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

January 13, 2009

Company response:

The Company’s original Registration Rights Agreement (RRA) referred to in this Note was entered into as of July 25, 2007, pursuant to the Series B Preferred Stock and Warrant Purchase Agreement.

The RRA required that the Company use its “good faith commercially reasonable efforts” to file, get effective and keep effective a registration statement with respect to the securities that were the subject of the agreement.  In the event that such requirements were not met by the Company, the Company would be subject to monthly partial cash liquidated damages equal to 1 percent of the purchase price of the securities, subject to an 8 percent limit each year.

The RRA and the liquidated damages provisions contained therein result in the transaction and RRA being subject to FSP EITF 00-19-2, “Accounting for Registration Payment Arrangements.” (the FSP) (refer to paragraph 4 of the FSP.)  Registration payment arrangements, under the FSP, are specifically excluded from the requirements of Statements 133 and 150 and Interpretation 45 (see paragraphs 13-15 of the FSP).

Under the FSP, the contingent obligation related to not filing, getting effective and keeping effective the registration statement is accounted for under Statement 5.  If the transfer of consideration (i.e., failure to file, get effective and keep effective the registration statement) is not probable, there is no contingent liability to be recognized.  The Company concluded that it is not probable that it will not be able to file, get effective and keep effective the registration statement based on its prior history with registration statements and the fact that it was unaware of anything that would have precluded it from filing, getting effective and keeping effective the registration statement.  Accordingly, the Company concluded that it should not recognize the related contingent liability.

Note that the FSP supersedes the ambiguous guidelines for registration payment arrangements in EITF 00-19, thus making that EITF Issue not applicable to this RRA.  Also, EITF Issue 05-4 provided some discussion but never reached a consensus and this FSP eliminates that Issue (see paragraphs B2 and B3 of the FSP).

On September 7, 2007, Amendment No. 1 to the aforementioned RRA (Amendment) was entered into by the relevant parties.  This Amendment, among other things, provided that if the Company could not get the Registration Statement effective for all or a portion of the securities due to a conclusion by the SEC that the offering of such securities was a primary offering of securities by the Company, and that Rule 415 under the Securities Act of 1933, as amended, could not be relied upon for the registration of such securities, the Company would not be subject to the liquidated damages provisions as related to the shares that were adversely affected by the Rule 415 conclusion.  The Company has concluded that this Amendment has no effect on the Company’s analysis of the accounting for the registration payment arrangement under the RRA and the FSP.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

January 13, 2009

In addition, we supplementally advise the Staff that the Company has not incurred, nor does it believe that it will likely incur, any penalties under the RRA.  The Company is currently in compliance with the agreement, and accordingly the penalty provisions set forth in the agreement have not  been triggered.

We hope that the above responses will be acceptable to the Staff.  If you have any questions or comments regarding the foregoing, kindly contact the undersigned at (617) 348-4443.  Thank you for your time and attention.

Sincerely, Megan N. Gates

cc:
Securities and Exchange Commission
Ms. Ibolya Ignat
Mr. Mark Brunhofer

Synvista Therapeutics, Inc.
Noah Berkowitz, M.D., Ph.D.
Ms. Wendy Milici

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
William T. Whelan, Esq.
Wendy B. Silverman, Esq.